Exhibit 99.1

PRESS RELEASE

BROOKFIELD PROPERTY PARTNERS REPORTS

THIRD QUARTER 2016 RESULTS

All dollar references are in U.S. dollars, unless noted otherwise.

Brookfield News, November 2, 2016 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“the Partnership” or “BPY”) today announced financial results for the quarter ended September 30, 2016.

“Our active capital recycling strategy and same-property growth from our core businesses continue to generate meaningful earnings growth; we have delivered five consecutive quarters of year-over-year Company FFO per unit increases for our shareholders,” said Brian Kingston, chief executive officer. “As we approach the final months of the year we are well-positioned to achieve the majority of our strategic objectives for 2016.”

Financial Results

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(US$ Millions, except per unit amounts)	2016	2015	2016	2015
Net income(1)	$1,616	$435	$2,625	$2,609
Company FFO(2)	$232	$218	$699	$597

Net income per LP unit(3)	$1.61	$0.25	$2.37	$2.62
Company FFO per unit(4)	$0.33	$0.31	$0.98	$0.84

Net income for the quarter ended September 30, 2016 was $1,616 million ($1.61 per LP unit) versus $435 million ($0.25 per LP unit) for the same period in 2015. The substantial increase is attributable to a restructuring the Partnership undertook to consolidate the ownership of its core retail and core office assets within the United States into an existing REIT subsidiary, resulting in approximately $900 million of deferred tax income.

Company FFO was $232 million ($0.33 per unit) for the quarter ended September 30, 2016 compared with $218 million ($0.31 per unit) for the same period in 2015. The year-over-year increase was largely attributable to earnings from incremental capital invested in the opportunistic segment, offset by the disposition of assets in the core office portfolio.

(1) Condolidated basis – includes amounts attributable to non-controlling interests.

(2) See "Basis of Presentation" and “Reconciliation of Non-IFRS Measures” in this press release for the definition.

(3) Represents basic net income attributable to holders of LP units. IFRS requires the inclusion of preferred units that are mandatorily convertible into LP units at a price of $25.70 without an add-back to earnings of the associated carry on the preferred units.

(4) Company FFO per unit is calculated based on 710.9 million units and 711.1 units outstanding for the three and nine months ended September 30, 2016 (2015 - 712.6 million and 712.7 million), respectively. See reconciliation of basic net income in the "Reconciliation of Non-IFRS Measures" section in this press release.

Operating Highlights

Our core office operations generated Company FFO of $149 million for the quarter ended September 30, 2016 compared to $163 million in the same period in 2015. The decrease over the prior year is primarily attributable to asset sales and the negative impact of FX, offset by same-property NOI growth of 5%, mainly derived from rent commencements at Brookfield Place New York.

Occupancy in our core office portfolio finished the quarter at 91.4% on 2.4 million square feet of total leasing, bringing the year-to-date total to 5.3 million square feet. New leases were signed at average rents approximately 17% higher than expiring leases in the quarter. We also continued to advance our development pre-leasing with a 140,000-square-foot lease signed at Brookfield Place Calgary with the Bank of Nova Scotia, bringing that project to 81% pre-leased. In addition, we are in the final stages of negotiating a 160,000-square-foot lease at One Manhattan West which would bring that project to 37% committed.

Our core retail operations generated Company FFO of $108 million for the quarter ended September 30, 2016 compared to $109 million in the comparable period in 2015. This modest decrease is attributable to the sale of a 49% (16% at BPY’s fully diluted interest) interest in Fashion Show Mall in Las Vegas during the quarter and higher overall interest expense, offset by positive same-property NOI growth of 4% derived from higher occupancy and rental rates.

Core same-property retail occupancy finished the third quarter of 2016 at 95.5%. Signed leases in the quarter totaled 11 million square feet, with average suite-to-suite rent spreads of 21% for leases commencing in 2016 and 2017. Tenant sales (excluding anchors) increased by 1.4% on a trailing 12-month basis to $19.5 billion.

Our opportunistic investments generated Company FFO of $90 million for the quarter ended September 30, 2016 compared to $66 million in the same period in 2015. The significant increase in Company FFO over the prior year was largely a result of new investments made in this strategy over the last 12 months which generated incremental income of $8 million, income earned on multifamily development dispositions of $10 million, and higher same-property growth in certain of our hospitality assets.

	Three months ended Sept. 30,		Nine months ended Sept. 30,
(US$ Millions)	2016	2015	2016	2015
Company FFO by segment
Core Office	$149	$163	$448	$452
Core Retail	108	109	327	321
Opportunistic	90	66	273	177
Corporate	(115)	(120)	(349)	(353)
Company FFO(1)	$232	$218	$699	$597

Net income attributable to unitholders by segment
Core Office	$141	$112	$495	$1,966
Core Retail	9	162	413	334
Opportunistic	335	104	509	253
Corporate	770	(185)	438	(501)
Net income attributable to unitholders(1),(2)	$1,255	$193	$1,855	$2,052

(1) See "Basis of Presentation" and "Reconciliation of Non-IFRS Measures" below in this press release for the definitions and components.

(2) Unitholders refers to holders of general partner units and limited partner units of the Partnership, limited partner units of Brookfield Property L.P., and limited partner units of Brookfield Office Properties Exchange LP.

Strategic Initiatives

Dispositions

During the third quarter, in addition to those previously discussed, we advanced a number of our capital recycling initiatives through the sales of:

•	11 suburban multifamily assets in the U.S. for approximately $534 million ($107 million at BPY’s share).
•	One Shelley Street in Sydney for A$525M, generating net proceeds of approximately $250 million.
•	Three retail malls for $170 million ($64 million at BPY’s share).
•	Interests in over 30 industrial assets and entitled land parcels representing gross values of approximately $800 million ($240 million at BPY’s share).

In addition to these closed transactions, we also advanced further asset sales through entering into contracts to sell:

•	Our 50% ownership in 324 Queen Street in Brisbane for approximately A$66 million.
•	The Moor Place office building in the City of London for £271 million, generating net proceeds of approximately $170 million.

New Investments

The proceeds raised from asset sales were used to invest in our active development pipeline and to fund new acquisitions, including:

̶	3 Spring Street in Sydney for A$74 million.
̶	An 87% interest in Studio Plaza – a multifamily development site in Silver Spring, MD, for $23 million.

•	In our opportunistic investing strategy:
̶	The Hotel Nine Zero, a 190-key hotel in downtown Boston, for $102 million ($27 million at BPY’s share).
̶	The second tranche of assets in an office portfolio in suburban Maryland for $129 million ($32 million at BPY’s share).
̶	Maple Tree Place, a 500,000-square-foot retail and office complex in Williston, VT, for $90 million ($23 million at BPY’s share).
̶	And, subsequent to quarter-end, The Shops at Somerset Square, a 115,000-square-foot lifestyle shopping center in Glastonbury, CT for $42 million ($21 million at BPY’s share).

Balance Sheet Update

To increase our balance sheet flexibility by increasing liquidity and extending the maturity of our debt, we executed on the following during the quarter:

•	Refinanced an office tower in Los Angeles with a senior and mezzanine note totaling $450 million, both with a 5-year term and bearing interest at a blended fixed average of 4.35%, a decrease of 75 basis points from the previous maturing loan which was repaid.
•	Refinanced three Australian office assets for A$340M for a 4-year term at a floating rate of BBSY + 1.90%.

•	Refinanced 102 self-storage properties with a senior note and two mezzanine notes totaling $750 million ($195 million at BPY’s share) with 5-year terms and bearing interest at a blended average of 4.7%.

Unit Repurchase Program

Utilizing the in-place Normal Course Issuer Bid, the Partnership purchased 469,143 of its Limited Partnership units in the third quarter of 2016 at an average price of $22.42 per unit. Year-to-date, we have repurchased 1,161,999 units at an average price of $21.42 per unit.

Distribution Declaration

Our Board of Directors has declared the quarterly distribution of $0.28 per unit payable on December 30, 2016 to unitholders of record at the close of business on November 30, 2016. The quarterly distributions are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution is based on the Bank of Canada noon exchange rate on the record date or, if this falls on a weekend or holiday, on the preceding business day.

Additional Information

Further details regarding the operations of the Partnership are set forth in regulatory filings. A copy of the filings may be obtained through the website of the SEC at www.sec.gov and on the Partnership’s SEDAR profile at www.sedar.com.

The Partnership’s quarterly Letter to Unitholders and Supplemental Information Package can be accessed before the market open on November 2, 2016 at http://bpy.brookfield.com. This additional information should be read in conjunction with this press release.

* * * * *

Basis of Presentation

This press release and accompanying financial information make reference to net operating income (“NOI”), same-property NOI, funds from operations (“FFO”), Company FFO (“Company FFO”) and net income attributable to unitholders.

Company FFO and net income attributable to unitholders are also presented on a per unit basis. NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures presented by other companies. The Partnership uses NOI, same-property NOI, FFO, Company FFO and net income attributable to unitholders to assess its operating results. These measures should not be used as alternatives to Net Income and other operating measures determined in accordance with IFRS but rather to provide supplemental insights into performance. Further, these measures do not represent liquidity measures or cash flow from operations and are not intended to be representative of the funds available for distribution to unitholders either in aggregate or on a per unit basis, where presented.

NOI is defined as revenues from commercial and hospitality operations of consolidated properties less direct commercial property and hospitality expenses. As NOI includes the revenues and expenses directly associated with owning and operating commercial property and hospitality assets, it provides a measure to evaluate the performance of the property operations.

Same-property NOI is a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, or not of a recurring nature, and from opportunistic assets. Same-property NOI allows the Partnership to segregate the performance of leasing and operating initiatives on the portfolio from the impact to performance from investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income.

FFO is defined as income, including equity accounted income, before realized gains (losses) from the sale of investment property (except gains (losses) related to properties developed for sale), fair value gains (losses) (including equity accounted fair value gains (losses)), depreciation and amortization of real estate assets, income tax expense (benefit), and less non-controlling interests of others in operating subsidiaries and properties. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. The Partnership’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO. In addition to the adjustments prescribed by NAREIT, the Partnership also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of its subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. The Partnership’s FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the recognition of lease termination income. FFO provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs.

Company FFO is defined as FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties and the FFO that would have been attributable to unitholders’ shares of General Growth Properties, Inc. (“GGP”), if all outstanding warrants of GGP were exercised on a cash-less basis. The Partnership believes this adjustment appropriately reflects its full economic interest in GGP based on the common shares and warrants owned by the Partnership, as such warrants are currently exercisable. The adjustment also includes dilution adjustments to undiluted FFO as a result of the net settled warrants. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the Partnership insight into these trends for the real estate operations, by adjusting for non-real estate components.

Net income attributable to unitholders is defined as net income attributable to holders of general partnership units and limited partnership units of the Partnership, redeemable/exchangeable and special limited partnership units of Brookfield Property L.P. and limited partnership units of Brookfield Office Properties Exchange LP. Net income attributable to unitholders is used by the Partnership to evaluate the performance of the Partnership as a whole as each of the unitholders participates in the economics of the Partnership equally. In calculating net income attributable to unitholders per unit, the Partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. The Partnership reconciles this measure to basic net income attributable to unitholders per unit determined in accordance with IFRS which includes the effect of mandatorily convertible preferred units in the basic average number of units outstanding.

Brookfield Property Partners

Brookfield Property Partners is one of the world’s largest commercial real estate companies, with approximately $66 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio that includes 149 premier office properties and 126 best-in-class retail malls around the world. We also hold interests in multifamily, triple net lease, industrial, hospitality, self-storage and student housing assets. Brookfield Property Partners is listed on the New York and Toronto stock exchanges. Further information is available at http://bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management.

Please note that BPY’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found at http://bpy.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Certain of our investor relations content is also available on our investor relations app. To download Brookfield Property Partners' investor relations app, which offers access to SEC filings, press releases, presentations and more, please visit https://itunes.apple.com/us/app/brookfield-property-partners/id1052584266?ls=1&mt=8 to download on your iPhone or iPad or https://play.google.com/store/apps/details?id=com.theirapp.brookfield for your Android mobile device.

Brookfield Contact:

Matthew Cherry

Vice President, Investor Relations and Communications

Tel: (212) 417-7488

Email: matthew.cherry@brookfield.com

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access BPY’s 2016 Third Quarter Results as well as the Letter to Unitholders and Supplemental Information on BPY’s website at http://bpy.brookfield.com.

The conference call can be accessed via webcast on November 2, 2016 at 11:00 a.m. Eastern Time at http://bpy.brookfield.com or via teleconference toll free 877-397-0298 or toll 719-325-4761, passcode: 1001861 at approximately 10:50 a.m. A recording of the teleconference can be accessed toll free 888-203-1112 or toll 719-457-0820, passcode: 1001861.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

CONSOLIDATED BALANCE SHEET

	Sep. 30,	Dec. 31,
(US$ Millions)	2016	2015
Assets
Investment properties	$45,227	$41,599
Equity accounted investments in properties	16,830	17,638
Hospitality properties	4,880	5,016
Participating loan notes	510	449
Financial assets	1,464	1,412
Accounts receivable and other	4,144	3,912
Cash and cash equivalents	1,562	1,035
Assets held for sale	3,033	805
Total Assets	$77,650	$71,866
Liabilities and Equity
Corporate debt obligations	$1,830	$1,632
Funds subscription facilities	529	1,594
Asset-level debt obligations	27,753	25,938
Subsidiary borrowings	1,678	1,362
Capital securities	4,150	4,031
Deferred tax liability	2,325	3,107
Accounts payable and other liabilities	3,183	3,027
Liabilities associated with assets held for sale	1,726	242
Total liabilities	43,174	40,933
Equity
Limited partners	7,650	7,425
General partner	6	6
Non-controlling interests attributable to:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	14,660	14,218
Limited partner units of Brookfield Office Properties Exchange LP	300	309
Interests of others in operating subsidiaries and properties	11,860	8,975
Total Equity	34,476	30,933
Total Liabilities and Equity	$77,650	$71,866

CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended Sep. 30,		Nine Months Ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Commercial property and hospitality revenue	$1,353	$1,168	$3,847	$3,293
Direct commercial property and hospitality expense	(621)	(573)	(1,791)	(1,610)
	732	595	2,056	1,683
Investment and other revenue	56	99	142	293
Share of net earnings from equity accounted investments	420	238	836	1,051
	1,208	932	3,034	3,027
Expenses
Interest expense	(430)	(397)	(1,247)	(1,137)
Depreciation and amortization	(63)	(45)	(188)	(122)
General and administrative expense	(146)	(174)	(415)	(406)
Investment and other expense	-	(54)	(1)	(114)
	569	262	1,183	1,248
Fair value gains, net	86	245	709	1,252
Income tax benefit (expense)	961	(72)	733	109
Net income	$1,616	$435	$2,625	$2,609

Net income attributable to:
Limited partners	$462	$75	$683	$747
General partner	-	-	-	-
Non-controlling interests:
Limited partner units of the operating partnership held by Brookfield Asset Management Inc.	772	117	1,141	1,258
Limited partner units of Brookfield Office Properties Exchange LP	21	1	31	47
Interests of others in operating subsidiaries and properties	361	242	770	557
	$1,616	$435	$2,625	$2,609

RECONCILIATION OF NON-IFRS MEASURES

	Three Months Ended Sep. 30,		Nine Months Ended Sep. 30,
(US$ Millions)	2016	2015	2016	2015
Commercial property and hospitality revenue	$1,353	$1,168	$3,847	$3,293
Direct commercial property and hospitality expense	(621)	(573)	(1,791)	(1,610)
NOI	732	595	2,056	1,683
Investment and other revenue	56	99	142	293
Share of equity accounted income excluding fair value gains	190	179	628	509
Interest expense	(430)	(397)	(1,247)	(1,137)
General and administrative expense	(146)	(174)	(415)	(406)
Investment and other expense	-	(54)	(1)	(114)
Depreciation and amortization of non-real estate assets	(8)	(6)	(18)	(18)
Non-controlling interests of others in operating subsidiaries and properties in FFO	(185)	(77)	(502)	(311)
FFO	209	165	643	499
Depreciation and amortization of non-real estate assets, net(1)	7	7	18	20
Transaction costs(1)	15	33	34	58
Gains/losses on disposition of non-investment properties(1)	(11)	2	(31)	(12)
FFO from GGP Warrants(2)	12	11	35	32
Company FFO	$232	$218	$699	$597

FFO	209	165	643	499
Depreciation and amortization of real estate assets	(55)	(39)	(170)	(104)
Fair value gains, net	86	245	709	1,252
Share of equity accounted income - Non FFO	230	59	208	542
Income tax benefit (expense)	961	(72)	733	109
Non-controlling interests of others in operating subsidiaries and properties in non-FFO	(176)	(165)	(268)	(246)
Net income attributable to unitholders	1,255	193	1,855	2,052
Non-controlling interests of others in operating subsidiaries and properties	361	242	770	557
Net income	$1,616	$435	$2,625	$2,609

(1)	Presented net of non-controlling interests on a proportionate basis.
(2)	Represents the FFO that would have been attributable to the Partnership’s shares of GGP, if all outstanding warrants of GGP were exercised on a cashless basis. It also includes dilution adjustments to undiluted FFO as a result of the net settled warrants.

NET INCOME PER UNIT

	Three months ended
	Sep. 30, 2016			Sep. 30, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$1,255	710.9	$1.77	$193	712.6	$0.27
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	1,255	780.9	1.61	193	782.6	0.25
Dilutive effect of conversion of capital securities and options(2)	10	30.5	0.33	-	0.4	-
Fully-diluted per IFRS	$1,265	811.4	$1.56	$193	783.0	$0.25

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.
(2)	For the three months ended September 30, 2015, the conversion of capital securities was anti-dilutive and therefore excluded from the calculation of fully-diluted net income per IFRS.

	Three months ended
	Sep. 30, 2016			Sep. 30, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$1,255	710.9	$1.77	$193	712.6	$0.27
Dilutive effect of conversion of preferred shares(1)	29	70.0	0.41	29	70.0	0.41
Dilutive effect of conversion of capital securities and options	10	30.5	0.33	11	39.6	0.28
Fully-diluted per management	$1,294	811.4	$1.59	$233	822.2	$0.28

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.

NET INCOME PER UNIT

	Nine months ended
	Sep. 30, 2016			Sep. 30, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic	$1,855	711.1	$2.61	$2,052	712.7	$2.88
Number of units on conversion of preferred shares(1)	-	70.0	-	-	70.0	-
Basic per IFRS	1,855	781.1	2.37	2,052	782.7	2.62
Dilutive effect of conversion of capital securities and options	30	35.9	0.84	36	40.4	0.89
Fully-diluted per IFRS	$1,885	817.0	$2.31	$2,088	823.1	$2.54

(1)	IFRS requires the inclusion of preferred shares that are mandatorily convertible into units at a price of $25.70 without an add back to earnings of the associated carry on the preferred shares.

	Nine months ended
	Sep. 30, 2016			Sep. 30, 2015
(US$ Millions, except per unit amounts)	Net income attributable to Unitholders	Average number of units	Per unit	Net income attributable to Unitholders	Average number of units	Per unit
Basic per management	$1,855	711.1	$2.61	$2,052	712.7	$2.88
Dilutive effect of conversion of preferred shares(1)	88	70.0	1.26	88	70.0	1.26
Dilutive effect of conversion of capital securities and options	30	35.9	0.84	36	40.4	0.89
Fully-diluted per management	$1,973	817.0	$2.41	$2,176	823.1	$2.64

(1)	Represents preferred shares that are mandatorily convertible into units at a price of $25.70 and the associated carry.